Exhibit 99.2

Aeropuertos Argentina 2000 S.A.

Separate Condensed Individual Interim Financial Statements

At June 30, 2018 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Condensed Individual Financial Statements

At June 30, 2018 presented in comparative format

Index

Separate Individual Statements of Comprehensive Income	2
Separate Individual Statements of Financial Position	3
Separate Individual Statements of Changes in Equity	4
Separate Individual Statements of Cash Flows	5
Notes to the Separate Condensed Individual Interim Financial Statements	6
Additional information required by Art. 12, chapter III, title IV of the National Securities Commission	30
Report of Independent Auditors
Report of the Supervisory Committee

$ = Argentine Peso

US$ = US Dollar

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Suipacha 268 - Piso 12º - Ciudad Autónoma de Buenos Aires
Principal activity:	Exploitation, administration and operation of airports

Separate Condensed Individual Financial Statements For the six month period of Fiscal Year N° 21 commenced January 1, 2018

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:
Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Superintendence of Corporations:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 -
Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 13)

	Subscribed	Paid-in
	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
629,252,640 Preferred shares of AR$ 1 par value with no voting rights	629,252,640	629,252,640
	887,769,939	887,769,939

1

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Individual Statement of Comprehensive Income

For the six month periods ended at June 30, 2018 and 2017

	Three months at		Six month at
	06.30.18	06.30.17* Modified	06.30.18	06.30.17* Modified
	$
Continuous Operations
Revenue (Note 3)	4,223,538,944	2,846,837,251	8,189,428,961	5,854,335,309
CINIIF 12 - paragraph 14 Credit	1,464,452,697	928,217,391	2,340,473,743	1,425,397,647
Cost of service (Note 10)	(2,179,048,591)	(1,591,159,223)	(4,135,166,275)	(3,123,786,750)
CINIIF 12 - paragraph 14 Debit	(1,463,307,763)	(927,393,106)	(2,337,962,656)	(1,423,865,946)
Gross Profit	2,045,635,287	1,256,502,313	4,056,773,773	2,732,080,260
Distribution and selling expenses (Note 10)	(285,407,400)	(185,424,801)	(529,009,243)	(366,793,718)
Administrative expenses (Note 10)	(182,785,747)	(172,304,006)	(361,514,061)	(338,109,606)
Other income and expenses, net (Note 3)	103,163,446	68,885,368	196,075,670	141,432,975
Operating profit	1,680,605,586	967,658,874	3,362,326,139	2,168,609,911

Finance Income (Note 3)	989,982,385	325,602,965	1,160,943,590	459,367,051
Finance Costs (Note 3)	(3,636,894,220)	(572,794,904)	(4,329,001,406)	(772,937,261)
Result of investments accounted for using the equity method (Note 4)	5,918,204	2,645,131	5,339,629	4,700,756
Loss / Income before Income Tax	(960,388,045)	723,112,066	199,607,952	1,859,740,457
Income Tax (Note 3)	316,848,328	(205,086,807)	(20,826,226)	(498,595,457)
Loss / Income for the period for continuous operations	(643,539,717)	518,025,259	178,781,726	1,361,145,000
Loss / Income for the period	(643,539,717)	518,025,259	178,781,726	1,361,145,000
Other comprehensive income	-	-	-	-
Comprehensive Loss / Income for the period	(643,539,717)	518,025,259	178,781,726	1,361,145,000

Earnings per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share ) from continuous operations	(2.5015)	1.9919	0.6672	5.2413

The accompanying notes are an integral part of these Separate Condensed Individual Interim Financial Statements and should be read together with the Accounting Statements audited for the year ended at December 31, 2017.

*See Note 2.1 (comparative information) for further detail on restatement.

2

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Individual Statements of Financial Position

At June 30, 2018 and December 31, 2017

	06.30.18	12.31.17
	$
Assets
Non current Assets
Investments accounted for by the equity method (Note 4)	58,369,772	53,030,143
Intangible Assets (Note 5)	12,658,687,909	10,624,055,713
Other receivables (Note 3)	2,970,849,245	2,549,103,960
Total Non- Current Assets	15,687,906,926	13,226,189,816

Current Assets
Investments (Note 3)	94,476,223	-
Other receivables (Note 3)	694,818,823	324,030,783
Trade receivables, net (Note 3)	1,429,712,106	1,050,433,139
Cash and cash equivalents (Note 3)	3,049,927,950	2,280,072,038
Total Current Assets	5,268,935,102	3,654,535,960
Total Assets	20,956,842,028	16,880,725,776

Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares	258,517,299	258,517,299
Preferred shares	629,252,640	616,914,353
Share Premium	137,280,595	137,280,595
Legal and facultative reserve	5,404,916,672	2,732,769,964
Retained earnings	232,835,837	2,684,484,995
Total Sharehoders’ Equity	6,662,803,043	6,429,967,206
Liabilities
Non- Current Liabilities
Accounts payable and others (Note 3)	104,190,609	119,690,026
Borrowings (Note 6)	11,121,123,465	7,401,161,525
Deferred income tax liabilities	138,028,534	86,087,996
Provisions and other charges (Note 9)	54,169,013	58,196,320
Total Non- Current Liabilities	11,417,511,621	7,665,135,867
Current Liabilities
Fee payable to the Argentine National Government (Note 7)	211,658,012	176,591,493
Accounts payable and others (Note 3)	1,749,964,118	1,750,819,476
Income tax, net of prepayments	-	204,738,892
Borrowings (Note 6)	576,852,868	149,976,119
Provisions and other charges (Note 9)	338,052,366	503,496,723
Total Current Liabilities	2,876,527,364	2,785,622,703
Total Liabilities	14,294,038,985	10,450,758,570
Total Shareholders’ Equity and Liabilities	20,956,842,028	16,880,725,776

The accompanying notes are an integral part of these Separate Condensed Individual Interim Financial Statements and should be read together with the Accounting Statements audited for the year ended at December 31, 2017.

3

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Individual Statement of Changes in Equity

At June 30, 2018 and 2017

	Capital Stock	Capital Stock
	Common	Preferred	Share	Legal	Facultative	Retained
	Shares	Shares	Premium	Reserve	Reserve	Earnings	Total
	$
Balance at 01.01.18	258,517,299	616,914,353	137,280,595	172,667,058	2,560,102,906	2,684,484,995	6,429,967,206
IFRIC 9 Adjustment (Note 2.8)	-	-	-	-	-	54,054,111	54,054,111
Balance at 01-01-18	258,517,299	616,914,353	137,280,595	172,667,058	2,560,102,906	2,738,539,106	6,484,021,317
Resolutions of the Shareholders’ Meeting dated April 9, 2018 (Note 15):	-	-	-	-	-	-	-
Capitalization of dividends of preferred shares	-	12,338,287	-	-	-	(12,338,287)	-
Legal reserve	-	-	-	2,419,272	-	(2,419,272)	-
Facultative reserve	-	-	-	-	2,669,727,436	(2,669,727,436)	-
Net Income for the period	-	-	-	-	-	178,781,726	178,781,726
Balance at 06.30.18	258,517,299	629,252,640	137,280,595	175,086,330	5,229,830,342	232,835,837	6,662,803,043
Balance at 01.01.17	258,517,299	604,817,993	137,280,595	109,328,624	1,806,446,119	2,009,091,581	4,925,482,211
Resolutions of the Shareholders’ Meeting dated April 26, 2017 (Note 15)
Capitalization of dividends of preferred shares	-	12,096,360	-	-	-	(12,096,360)	-
Distribution of dividends of common shares	-	-	-	-	-	(1,180,000,000)	(1,180,000,000)
Legal reserve	-	-	-	63,338,434	-	(63,338,434)	-
Facultative reserve	-	-	-	-	753,656,787	(753,656,787)	-
Net Income for the period	-	-	-	-	-	1,361,145,000	1,361,145,000
Balance at 06.30.17	258,517,299	616,914,353	137,280,595	172,667,058	2,560,102,906	1,361,145,000	5,106,627,211

The accompanying notes are an integral part of these Separate Condensed Individual Interim Financial Statements and should be read together with the Accounting Statements audited for the year ended at December 31, 2017.

4

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Individual Statements of Cash Flows

At June 30, 2018 and 2017

		06.30.18	06.30.17
	Notes	$
Cash Flows from operating activities
Net Income for the period		178,781,726	1,361,145,000
Adjustments for:
Amortization of intangible assets	5	305,841,547	253,763,568
Impairment of intangible assets	5	-	484,426
Specific allocation of accrued and unpaid income	7	211,658,012	139,927,654
Income Tax	3	20,826,226	498,595,457
Income of investments accounted for by the equity method	4	(5,339,629)	(4,700,756)
Bad debts provision	8	11,813,038	11,503,691
Unpaid borrowing interests costs		161,960,513	78,980,472
Accrued deferred revenues and additional considerations	9	(72,725,043)	(98,479,916)
Accrued exchange differences		3,496,287,222	278,365,686
Provision for litigation	9	2,881,561	1,444,245

Changes in operating assets and liabilities:
Changes in trade receivables		(319,019,857)	61,695,527
Changes in other receivables		(792,533,325)	(785,140,829)
Changes in accounts payable and others		(16,354,775)	(128,748,504)
Changes in liabilities for current income tax		170,125,233	(124,610,190)
Changes in provisions and other charges		46,871,818	42,847,794
Changes in fee payable to the Argentine National Government		(176,591,493)	(147,629,066)
Changes in borrowings		724,136	312,873,134
Changes in intangible assets		(2,168,183,233)	(1,375,649,657)
Income tax paid		(361,767,850)	(820,641,104)
Net Cash provided by / (used in) operating activities		695,255,827	(443,973,368)

Cash flow for investing activities
Acquisition of other current investments	3	(94,476,223)	-
Net cash flow used in investing activities		(94,476,223)	-

Cash Flow from financing activities
New Borrowings	6	-	6,312,000,000
Borrowings paid- principal	6	(32,464,896)	(3,084,349,784)
Borrowings paid- interests	6	(281,577,182)	(408,563,329)
Cash flow release		-	490,566,044
Dividends paid	9	(146,500,000)	(340,000,000)
Net Cash Flow (used in) / provided by financing activities		(460,542,078)	2,969,652,931

Net Increase in cash and cash equivalents		140,237,526	2,525,679,563

Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the (*)		2,280,072,038	766,131,458
Net Increase in cash and cash equivalents		140,237,526	2,525,679,563
Foreign Exchange differences		629,618,386	63,557,408
Cash and cash equivalents at the end of the period (*)		3,049,927,950	3,355,368,429
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases		14,249,231	3,531,919
Dividends on preferred shares		6,292,526	6,169,144

(*) Does not include restricted cash at January 1, 2017 for $ 490,566,044.

*See Note 2.1 (comparative information) for further detail on restatement.

The accompanying notes are an integral part of these Separate Condensed Individual Interim Financial Statements and should be read together with the Accounting Statements audited for the year ended at December 31, 2017.

5

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At June 30, 2018 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires on January 28, 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”)

The Concession was granted pursuant to the concession agreement the Company entered into with the Argentine National Government on February 9, 1998, as subsequently amended and supplemented by the memorandum of agreement the Company entered into with the Argentine National Government on April 3, 2007 (the “Memorandum of Agreement”). We refer to the concession agreement as amended and supplemented by the Memorandum of Agreement as the “Concession Agreement”.

The Concession is for an initial period of 30 years through February 13, 2028. The Company may extend the term of the Concession for an additional period of up to 10 years. The Company has made a formal request to the National Airports Regulatory Organization (Organismo Regulador Del Sistema Nacional de Aeropuertos) (the “ORSNA”) to extend the term of the Concession for the additional 10-year period ending February 13, 2038. The Company can provide no assurance that the Argentine National Government will grant the request or on what conditions.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout the Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

As from July 24, 2012 The Company has become responsible for the management of the operation of Termas de Rio Hondo airport. On March 21, 2013, the National Executive Branch through Decree N° 303/2013, ratified the incorporation of the airport to the National Airport System, its inclusion into the “A” Group at June 30, 2018 is still pending.

6

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At June 30, 2018 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES (Contd.)

Likewise and in order to be able to continue with the policies related to the expansion of the aviation market, the National State issued Decree No. 1092/17 on December 22, 2017 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires. Aires, to the National Airport System.

In order to incorporate the said Airport into "Group A", on December 27, 2017 the National Government issued Decree No. 1107/17.

As a result, as of such date, the Company is responsible for the exploitation, administration and operation of Palomar Airport under the terms set forth in the Concession Contract approved by Decree No. 163/97 and the Adjustment Agreement Act. of the Concession Contract approved by Decree No. 1799/07.

The current note to the separate condensed individual interim financial statements does not reflect all the information requested in the annual financial statements, as there are no significate differences. It should be read together with the accounting statements audited for the year ended at December 31, 2017.

NOTE 2 – ACCOUNTING POLICIES

The Separate Condensed Individual Interim Financial Statements are presented in Argentine Pesos, except when specifically indicates otherwise. The Board of Directors of the Company approved these statements on August 7, 2018.

The National Security Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 26 , 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

7

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At June 30, 2018 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

Likewise, the Financial Statements of AA2000 have been prepared in accordance with International Standards of Financial Information and Interpretation of the CINIIF (IFRIC in English).

These accounting policies have been consistently applied to all the periods/years presented. Unless otherwise stated.

The current Separate Condensed Individual Interim Financial Statements have not been audited and should be read together with the Individual Financial Statements of the Company at December 31, 2017. The results of the six month periods ended at June 30, 2018 and 2017 do not necessarily reflect the proportion of the results of the Company for the full year.

1) Comparative Information

The information at June 30, 2017 and December 31, 2017 included in these special purpose Condensed Individual Interim Financial Statements for comparative purposes, was extracted from the Financial Statements of AA2000 as of that date, and timely approved by the Company Board of Directors and shareholders.

Certain figures in the financial statements for the period ended June 30, 2017 have been reclassified for the purpose of comparative presentation, in relation to the revenues from the Strengthening Trust ($ 145,603,074), included in the income item they have been reclassified to the item Other Net Income and Expenses in the Separate Condensed Individual Statement of Comprehensive Income. Said reclassification does not affect the exposed equity balances.

In turn, certain transactions have been reclassified in the Cash Flow Statement that were exposed in 2017 within the operating activities (Release of restricted cash and certain interests) that were reclassified to financing activities.

8

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At June 30, 2018 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

2) Accounting Policies

The accounting policies applied to the Separate Condensed Individual Interim Financial Statements are consistent with the Individual Financial Statements ended at December 31, 2017.

3) Subsidiaries

Controlled Companies are all the entities where the Company has the power to control operating and financial policies, generally with a controlling share over 50%. At the time of determining if the Company controls an entity, the existence and the impact of potential voting rights that could be exercised or converted are taken into account. The controlled companies are consolidated as from the date the control is transferred and excluded from the date such control ceases.

The accounting policies of controlled companies have been modified, where necessary, to ensure the uniformity with the Company policies.

At June 30, 2018, AA2000 has participation in the following controlled companies (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 06.30..18	Net Shareholders ‘equity at closing	Income for the period
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	20,055,610	20,196,399	682,063
Cargo & Logistics S.A.	5,566,259	98.63%	3,060,539	3,102,955	(929,254)
Paoletti America S.A.	6,000	50.00%	15,526	31,051	-
Texelrío S.A. (3)	84,000	70.00%	35,159,751	48,513,650	7,989,167
Villalonga Furlong S.A. (4)	123,700	1.46%	78,347	5,383,363	(944,169)

(1)	Companies based in the Argentine Republic.
(2)	Includes adjustments under IFRS for the elaboration and presentation of these financial statements.
(3)	The Net Shareholders Equity includes 4,000,000 of preferred shares.
(4)	Owner of 98.42% of the capital stock and votes in a direct way.

9

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At June 30, 2018 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

4) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency which are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport on the basis of expected passenger flow and air traffic, in the framework of the standards previously mentioned.

5) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistent with those applied in the Financial Statements for the year ended December 31, 2017.

10

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At June 30, 2018 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

6) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the group´s entities are measured using the corresponding functional currency i.e the currency of the primary economic environment in which the entity operates. The functional currency of all group entities is the Argentine peso, which is also the presentation currency of the financial statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To this end, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

In order to conclude on whether an economy is categorized as hyperinflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Bearing in mind that the downward trend in inflation observed in the previous year has reversed, noting a significant increase in inflation during 2018, which also expects the cumulative inflation rate of the last three years to exceed 100% and that the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes, the Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy in the terms of IAS 29, from 1 July, 2018

As of June 30, 2018, the restatement criteria of the financial information established in IAS 29 have not been applied. However, in recent years certain macroeconomic variables that affect the Company's businesses, such as the cost of salaries and the prices of inputs, have undergone significant annual variations. This circumstance must be considered in the evaluation and interpretation of the financial situation and the results presented by the Company in these financial statements.

11

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At June 30, 2018 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gain and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

7) Contingencies

The Company has contingent liabilities for litigations related to the ordinary course of business.

No significate liability is expected to arise from contingent liabilities different from the reserved ones.

8) Changes in accounting policies

a)	New rules and modifications adopted by the Company

The following standards and modifications have been adopted by the Company for the six-month period ended June 30, 2018:

IFRS 9, "Financial Instruments"

The Company adopted IFRS 9 issued in July 2014, which resulted in changes in accounting policies and adjustments to the figures recognized in the Separate Individual Financial Statements for the year ended December 31, 2017.

This standard replaces the previously issued versions and establishes new requirements for hedge accounting and a new impairment model for financial assets, applicable to annual periods beginning on or after January 1, 2018.

The new impairment model requires the recognition of provisions for impairment based on the expected credit losses, instead of credit losses incurred under IAS 39.

12

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At June 30, 2018 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

8) Changes in accounting policies (Contd.)

The accounting policies were modified to comply with IFRS 9 issued by the IASB in July 2014.IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities; decreases in financial instrument accounts; impairment of financial assets and hedge accounting. IFRS 9 also significantly modifies other standards related to financial instruments such as IFRS 7 Financial Instruments: Disclosures

As permitted by the transitional provisions of IFRS 9, the Company has chosen not to change the comparative figures.

The total impact on the accumulated results of the Company due to the classification and measurement of financial instruments as of January 1, 2018 is as follows:

Accumulated results as of December 31, 2017 - IAS 39	2,684,484,995
Decrease in the allowance for bad debts, net	54,054,111
Accumulated results as of January 1, 2018 - IFRS 9	2,738,539,106

-	IFRS 15 "Revenue from ordinary activities from contracts with customers"

Management evaluated the effects of the application of the new standard and has not identified that the application of IFRS 15 may affect the timing of recognition of future income of the Company.

There were no other additional changes in the accounting policies of the Company based on the effective application standards as of January 1, 2018 described above.

13

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At June 30, 2018 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

8) Changes in accounting policies (Contd.)

b)	New standards and amendments issued, but which do not result in effective application as of June 30, 2018 and have not been adopted by the Company

IFRS 16 “Leases”

In January 2016, the IASB issued IFRS 16 "Leases", which establishes new principles for the recognition, measurement, presentation and presentation of lease contracts, highlighting the elimination of the operational and financial classification established by IAS 17 and the adoption, in its replacement of a treatment similar to that provided to financiers under said rule, for all lease agreements. These contracts must be disclosed as leased assets (assets with a right to use) or within fixed assets at the present value of the lease payments. If the Company makes periodic payments, it must additionally recognize a financial liability that represents the obligation to make future payments for the lease. IFRS 16 does not require the lessee to recognize assets and liabilities in the case of short-term leases or leases of low-value assets. The application of these new requirements will result in an increase in lease assets and financial liabilities recognized in this type of transaction. This standard is applicable to annual periods beginning on or after January 1, 2019, allowing early application if IFRS 15 is applied.

The Company has no intention of adopting this standard in advance.

14

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At June 30, 2018 presented in comparative format (Contd.)

NOTE 3 – BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME

INDIVIDUAL STATEMENTS OF FINANCIAL POSITION	06.30.18	12.31.17
	$
Cash and cash equivalents
Cash and funds in custody	6,141,799	7,262,801
Banks	2,298,156,638	2,009,895,109
Checks not yet deposited	23,110,724	7,835,475
Time deposits	722,518,789	255,078,653
	3,049,927,950	2,280,072,038

Investments
Time deposits	94,476,223	-
	94,476,223	-
Trade receivables, net
Trade receivables	1,479,296,548	1,164,337,126
Related parties (Note 7)	2,909,445	4,669,128
Checks - postdated checks	38,458,552	32,638,434
Provision for bad debts (Note 8)	(90,952,439)	(151,211,549)
	1,429,712,106	1,050,433,139

Other current receivables
Expenses to be recovered	17,760,864	1,501,396
Guarantees granted	5,472,910	5,457,870
Related parties (Note 7)	795,282	795,282
Tax credits	663,230,480	298,431,065
Prepaid Insurance	5,893,583	17,193,815
Other	1,665,704	651,355
	694,818,823	324,030,783

Other non-current receivables
Trust for Strengthening (Note 7)	2,970,849,245	2,549,103,960
	2,970,849,245	2,549,103,960

15

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At June 30, 2018 presented in comparative format (Contd.)

NOTE 3 – BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

INDIVIDUAL STATEMENTS OF FINANCIAL POSITION (Contd.)

	06.30.18	12.31.17
	$
Accounts payable and other-current
Obligations payable	246,308,118	419,020,984
Suppliers	873,557,546	665,826,580
Foreign suppliers	44,587,421	44,080,464
Related parties (Note 7)	112,441,132	119,323,068
Salaries and social security liabilities	375,799,166	412,182,852
Other fiscal liabilities	97,270,735	90,385,528
	1,749,964,118	1,750,819,476
Accounts payable and other- non current
Tax liabilities	104,190,609	119,690,026
	104,190,609	119,690,026

INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME

	Three months at		Six months at
	06.30.18	06.30.17	06.30.18	06.30.17
	$
Revenue
Aeronautical revenues	2,372,106,588	1,553,688,983	4,744,286,860	3,293,736,070
Non-aeronautical revenues	1,851,432,356	1,293,148,268	3,445,142,101	2,560,599,239
	4,223,538,944	2,846,837,251	8,189,428,961	5,854,335,309

Other income and expenses net
Trust for Strengthening	104,929,941	70,794,606	203,742,498	145,603,074
Others	(1,766,495)	(1,909,238)	(7,666,828)	(4,170,099)
	103,163,446	68,885,368	196,075,670	141,432,975

16

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At June 30, 2018 presented in comparative format (Contd.)

NOTE 3 – BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

	Three months at		Six months at
	06.30.18	06.30.17	06.30.18	06.30.17
	$
Finance Income
Interest	204,382,590	121,236,834	220,453,676	403,213,090
Foreign Exchange differences	785,599,795	204,366,131	940,489,914	56,153,961
	989,982,385	325,602,965	1,160,943,590	459,367,051

Finance Expenses
Interest	(118,057,958)	(81,769,216)	(196,976,385)	(425,227,019)
Foreign Exchange differences	(3,518,836,262)	(491,025,688)	(4,132,025,021)	(347,710,242)
	(3,636,894,220)	(572,794,904)	(4,329,001,406)	(772,937,261)
	(2,646,911,835)	(247,191,939)	(3,168,057,816)	(313,570,210)

Income Tax
Current	342,310,866	(201,810,738)	13,096,275	(467,804,822)
Deferred	(25,462,538)	(3,276,069)	(33,922,501)	(30,790,635)
	316,848,328	(205,086,807)	(20,826,226)	(498,595,457)

NOTE 4 – INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	2018	2017
	$
Balance at January 1	53,030,143	43,248,874
Income from investments accounted for by the equity method	5,339,629	4,700,756
Balance at June 30	58,369,772	47,949,630

17

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At June 30, 2018 presented in comparative format (Contd.)

NOTE 5 – INTANGIBLE ASSETS

	2018	2017
	$
Original values
Balance at January 1	12,650,633,023	8,806,384,322
Acquisitions	2,340,473,743	1,425,397,647
Impairment (1)	-	(484,426)
Balance at June 30	14,991,106,766	10,231,297,543

Accumulated Amortization:
Balance at January 1	(2,026,577,310)	(1,500,497,074)
From the period (Note 10)	(305,841,547)	(253,763,568)
Balance at June 30	(2,332,418,857)	(1,754,260,642)
Total Net Balance	12,658,687,909	8,477,036,901

(1)	Corresponds to the impairment of goodwill for the purchase of Texelrío S.A.

During the six month periods ended at June 30, 2018 and 2017, the Company has capitalized expenses for finance interest for the amount of $158,041,279 and $46,216,071 respectively.

NOTE 6 – BORROWINGS

Breakdown of borrowings:

	06.30.18	12.31.17
	$
Non-current
Negotiable Obligations	11,179,375,000	7,459,600,000
Finance lease liabilities	34,297,403	39,501,664
Cost of issuance of Negotiable Obligations	(92,548,938)	(97,940,139)
Total Non- Current	11,121,123,465	7,401,161,525
Current
Bank borrowings	7,122,703	17,865,756
Negotiable Obligations	521,379,190	96,126,536
Finance lease liabilities	48,350,975	35,983,827
Total Current	576,852,868	149,976,119
Total	11,697,976,333	7,551,137,644

18

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At June 30, 2018 presented in comparative format (Contd.)

NOTE 6 – BORROWINGS (Contd.)

Breakdown of borrowings:

	2018	2017
	$
Balance at January 1	7,551,137,644	3,115,254,471
New borrowings	14,249,231	6,315,531,919
Payments	(314,042,078)	(3,492,913,113)
Accrued interest	336,251,861	456,689,418
Foreign Exchange differences	4,110,379,675	323,303,353
Net Balance at June 30	11,697,976,333	6,717,866,048

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6,875% and an issue price of 99,888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee has been approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400,000,000 (…)”.

According to the Offering Memorandum of Negotiable Obligations, dated January 19, 2017 and later modified on January 23, 2017 the Company will use the proceeds of the offering notes in compliance with Article 36 of the Negotiable Obligations Law to (i) refinance the liabilities of the Company including (a) the total payment of negotiable obligations issued on December 22, 2010; and (b) negotiable obligations Class “A” and Class “C”, issued by the Company in Argentina on April 21, 2010, plus accrued and unpaid interest to the date of redemption and the applicable prepayment premiums as long as they have not been redeemed before issue date and maturity with the Company’s funds and (ii) the remainder will be applied to finance infrastructure works in the airports of Group A of the Company. On January 23, 2017, the negotiable obligations issued in April 2010 were redeemed in full with the Company’s own funds, so the amount equivalent to the mentioned redemption will be aimed at infrastructure works in the airports of the Company belonging to Group “A” of the National System of Airports.

19

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At June 30, 2018 presented in comparative format (Contd.)

NOTE 6 – BORROWINGS (Contd.)

On March 13, 2017 it made an early and whole redemption of the remaining value of negotiable obligations issued in December 2010 for the amount of principal of U$D 157,500,000.

At December 31, 2016 the item Cash and Cash Equivalents of the statements of Financial Position included $ 490,566,044 to guarantee the payment of negotiable obligations valid at that date and early redeemed before the end of June 30, 2017

At June 30, 2018 the reasonable value of negotiable obligations issued in February 2017 is of $11,394,286,885. Such method of valuation is classified according to NIIF 13 as hierarchy of reasonable value Level 2 (quotation prices (not adjusted) in active markets for identical assets or liabilities).

20

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At June 30, 2018 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at June 30, 2018 and December 31, 2017 are as follows:

	06.30.18	12.31.17
	$
Trade receivables net- Current
Servicios y Tecnología Aeroportuarios S.A.	1,500,657	104,128
Other related companies	1,408,788	4,565,000
	2,909,445	4,669,128
Other current receivables
Cargo & Logistics S.A.	795,282	795,282
	795,282	795,282
Accounts payable and other- Current
Servicios y Tecnología Aeroportuarios S.A.	906,692	8,199,741
Texelrío S.A.	22,021,333	24,355,667
Other related companies	89,513,107	86,767,660
	112,441,132	119,323,068
Provisions and other charges
Villalonga Furlong S.A.	2,105,856	3,759,171
Other related companies	426,249	426,249
Stakeholders	98,500,000	245,000,000
	101,032,105	249,185,420

During the six month periods ended at June 30, 2018 and 2017, the Company has charged the cost $115,716,127 and $ 120,512,052 respectively for maintenance done with Texelrio S.A.

During the six-month periods ended June 30, 2018 and 2017 the Company has charged to the cost $32,941,393 and $38,706,170 respectively with Proden SA for management control services, financial assistance, internal audit, out sourcing of systems and technology and rental and maintenance of offices. AA2000 has charged to the cost for the period of six months ended June 30, 2018 $12,235,965 with Servicios Integrales América S.A. for out sourcing of systems and technology. During the six-month periods ended June 30, 2018 and 2017, the Company has accrued with Helport S.A. to intangible assets $252,227,524 (including the Ezeiza runway refurbishment works, Tucumán runway extension, Palomar terminal remodeling, among others) and $238,785,451 respectively, at cost $52,745,834 and $28,703,284 respectively. Likewise, AA2000 has accrued at June 30, 2018 and 2017 intangible assets for $5,169,092 and $15,771,576 respectively corresponding to the work of Mendoza carried out by Jose Cartellone –Helport-UTE.

During the period ended at June 30, 2018, $146,500,000 of dividends have been paid to the shareholders according to their shareholding

21

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At June 30, 2018 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

At June 30, 2018 and December 31, 2017 the Company owed the Argentine National Government $211,658,012 and $176,591,493 respectively, corresponding to the specific allocation of revenues of each period (see Note 10) and has recorded a receivable for $2,970,849,245 and $2,549,103,960 respectively corresponding to the Trust for Strengthening to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $22,600,154 and $25,333,220 for the six month periods ended at June 30, 2018 and 2017 respectively.

In connection with foreign exchange transactions related to the technical and administrative assistance agreements with Corporación América Sudamericana and Ogden Corporation, on November 23, 2012 The Company was notified of a foreign exchange summon initiated by the Banco Central de la República Argentina (Central Bank of the Argentine Republic or BCRA) regarding compliance with the existing legislation. On February 4, 2013, AA2000 presented defense procedures to the BCRA rejecting the allegations of such entity. In July 2016, sentence was passed favorable to the Company, non-appealable at the time of presentation of these financial statements.

In June 2016, the Company received a determination from the Federal Administration of Public Revenue (AFIP) objecting the abovementioned items corresponding to the fiscal years 2009 to 2012 resulting in a claim for unpaid income tax based on considering those foreign exchange transactions as undocumented payments. On August 3, 2016, the Company appealed the mentioned determinations to the Argentine Tax Court.

Although the Company considers it has solid arguments to demonstrate the authenticity of the management and administrative services provided by Corporación América Sudamericana S.A., it decided to enter the Extraordinary Tax Law to regularize tax obligations established by Law Nº 27.260. According to the Law, benefits of adhesion consist in the suspension of ongoing tax actions, extinction of the criminal tax action, remission of fines and other penalties non executable at the time of adhesion and reduction of interest. The corresponding debt for this item is registered in commercial accounts payable and others, current and non-current.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95.37% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC which is 100% controlled by Corporación America Airports S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

22

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At June 30, 2018 presented in comparative format (Contd.)

NOTE 8 – BAD DEBT PROVISIONS

	2018	2017
	Bad Debt Provision $
Initial balance at January 1	151,211,549	68,874,745
IFRIC 9 adjustments at the beginning	(72,072,148)	-
Balance at January 1, 2018	79,139,401	68,874,745
Increases (Note 10)	11,813,038	11,503,691
Final Balance at June 30	90,952,439	80,378,436

NOTE 9 – PROVISIONS AND OTHER CHARGES

	Litigation	Related Parties	Deferred Income	Guarantees Received	Upfront fees from Concessionaires	Trust for works- Portfolio of Projects 2012/2014 (Note 1.2)	Customer prepayments	Dividends to be paid	Total

At January 1, 2018	53,813,342	4,185,420	92,117,996	30,916,290	60,332,473	75,327,522	-	245,000,000	561,693,043
Increases	2,881,561	90,894	36,365,716	14,327,480	6,498,956	486,624,977	-	-	546,789,584
Decreases	(12,111,450)	(1,744,209)	-	(7,688,625)	-	(475,491,921)	-	(146,500,000)	(643,536,205)
Accruals	-	-	(62,038,698)	-	(10,686,345)	-	-	-	(72,725,043)
At June 30, 2018	44,583,453	2,532,105	66,445,014	37,555,145	56,145,084	86,460,578	-	98,500,000	392,221,379
At January 1, 2017	28,685,234	6,344,782	69,291,843	24,690,157	51,553,692	57,149,494	86,078,277	-	323,793,479
Increases	1,444,245	217,223	64,517,082	8,647,024	42,400,775	356,920,938	-	1,180,000,000	1,654,147,287
Decreases	-	(1,125,250)	-	(8,589,207)	-	(361,502,014)	(58,638,777)	(340,000,000)	(769,855,248)
Accrual	-	-	(75,363,216)	-	(23,116,700)	-	-	-	(98,479,916)
At June 30, 2017	30,129,479	5,436,755	58,445,709	24,747,974	70,837,767	52,568,418	27,439,500	840,000,000	1,109,605,602

23

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At June 30, 2018 presented in comparative format (Contd.)

NOTE 10 – COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Administrative expenses	Distribution and selling expenses	Total
	$
Six month period ended at 06.30.18
Specific allocation of revenues	1,222,454,988	-	-	1,222,454,988
Airport services and maintenance	1,214,057,952	10,314,892	6,716,191	1,231,089,035
Amortization of intangible assets	302,417,201	2,914,705	509,641	305,841,547
Salaries and social security contributions	1,041,635,638	144,464,753	30,480,918	1,216,581,309
Fees for services	12,288,311	28,848,595	3,431,856	44,568,762
Public utilities and contributions	182,093,601	1,340,226	299,692	183,733,519
Taxes	30,176,700	67,541,467	437,657,428	535,375,595
Office expenses	110,572,138	96,278,909	4,580,444	211,431,491
Insurance	19,469,746	1,379,014	-	20,848,760
Advertising expenses	-	-	33,520,035	33,520,035
Bad debt charges	-	-	11,813,038	11,813,038
Board of Directors and Supervisory Committee fees	-	8,431,500	-	8,431,500
Total at 06.30.18	4,135,166,275	361,514,061	529,009,243	5,025,689,579

Six month period ended at 06.30.17
Specific allocation of revenues	873,618,442	-	-	873,618,442
Airport Services and maintenance	921,936,311	12,747,538	5,346,817	940,030,666
Amortization of intangible assets	250,472,064	2,786,515	504,989	253,763,568
Salaries and social security contributions	830,530,652	106,237,417	18,188,045	954,956,114
Fees for services	10,863,326	40,126,215	4,276,557	55,266,098
Public utilities and contributions	133,097,166	807,024	508,461	134,412,651
Taxes	28,458,939	81,971,192	305,218,053	415,648,184
Office expenses	59,515,881	84,619,703	2,579,662	146,715,246
Insurance	15,293,969	1,932,002	-	17,225,971
Advertising expenses	-	-	18,667,443	18,667,443
Bad debt charges	-	-	11,503,691	11,503,691
Board of Directors and Supervisory Committee fees	-	6,882,000	-	6,882,000
Total at 06.30.17	3,123,786,750	338,109,606	366,793,718	3,828,690,074

24

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At June 30, 2018 presented in comparative format (Contd.)

NOTE 11 – FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 06.30.18		Foreign exchange rates	Amount in local currency at 06.30.18	Amount in local currency at 12.31.17
				$
ASSSETS
CURRENT ASSETS
Cash and cash equivalents	US$	64,280,597	28.7500	1,848,067,152	1,598,099,496
Trade receivables	US$	37,157,277	28.7500	1,068,271,726	758,954,661
Investments	US$	3,286,129	28.7500	94,476,223	-
Total current assets				3,010,815,101	2,357,054,157
Total assets				3,010,815,101	2,357,054,157

LIABILITIES
CURRENT LIABILITIES
Commercial accounts payable and others	US$	2,503,033	28.8500	72,212,502	62,605,316
	Euros	620,685	33.7285	20,934,774	12,907,008
Borrowings	US$	17,921,811	28.8500	517,044,260	101,634,360
Total current liabilities				610,191,536	177,146,684
NON-CURRENT LIABILITIES
Borrowings	US$	387,862,172	28.8500	11,189,823,670	7,474,997,009
Total non- current liabilities				11,189,823,670	7,474,997,009
Total liabilities				11,800,015,206	7,652,143,693
Net liability position				8,789,200,105	5,295,089,536

NOTE 12 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 6, Other Receivables in Current assets at June 30, 2018 and 2017 include $5,472,910 and $5,187,060 corresponding to guarantees granted to third parties in connection with lease agreements.

25

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At June 30, 2018 presented in comparative format (Contd.)

NOTE 13 - CAPITAL STOCK

At June 30, 2018 capital stock is as follows:

Par Value
$
Paid-in and subscribed	887,769,939
Registered with the Public Registry of Commerce	887,769,939

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 629,252,640 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not received; iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

According to the requirements of General Resolution 629 issued by the CNV, the books and accounting records of the Company are located in the fiscal address located in Honduras 5673, Autonomous City of de Buenos Aires. In addition AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37.5), Pacheco (Ruta Panamericana km. 31.5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

NOTE 14 – DIVIDENDS ON PREFERRED SHARES

The preferred dividend accrued for the year ended at December 31, 2017 is of $12,338,287 approved by the Ordinary General Special Meeting of class A, B, C and D and special of preferred shares held on April 9, 2018.

Likewise, the preferred dividend accrued for the period of six months ended at June 30, 2018 is of $6,292,526 and will be registered at the time of approval of the Shareholders Meeting.

26

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At June 30, 2018 presented in comparative format (Contd.)

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 26, 2017 AND APRIL 9, 2018

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 26, 2017 decides among other issues:

-	That the income of the year ended at December 31, 2016 has the following destination:

(i)	$63,338,434 for the constitution of the legal reserve;
(ii)	$12,096,360 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolutions of the general extraordinary meeting of the Company´s Shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;
(iii)	the remaining of $1,933,656,787: (a) $1,180,000,000 to the distribution of dividends in cash among shareholders of class A, B, C and D of shares, according to their subscription; and (b) $753,656,787, together with the facultative reserve for compliance of works for the year 2016, to the total amount of $963,656,787, to guarantee payment of future dividends.

-	issue 12,096,360 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $863,335,292 to $875,431,652, i.e., in the amount of $12,096,360, through the issuance of 12,096,360 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided; and

-	delegate in the Board of Directors the time and opportunity of distribution of dividends to the shareholders of ordinary shares class A, B, C and D, according to cash flow, based on their subscription. To that purpose, it will be considered the request of the National Government to apply an equivalent amount to the dividends distributed to the Works of infrastructure additional to the contract commitments and any other commitment undertaken by the Company in the National System of Airports

27

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At June 30, 2018 presented in comparative format (Contd.)

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 26, 2017 AND APRIL 9, 2018 (Contd.)

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 9, 2018 decides among other issues:

-	That the income of the year ended at December 31, 2017 has the following destination:

(i)	$2,419,272 for the constitution of the legal reserve;
(ii)	$12,338,287 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolutions of the general extraordinary meeting of the Company´s Shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;
(iii)	the remaining of $2,669,727,436 to the facultative reserve for compliance of works for future plans.

-	issue 12,338,287 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $875,431,652 to $887,769,939, i.e., in the amount of $12,338,287, through the issuance of 12,338,287 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided.

28

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At June 30, 2018 presented in comparative format (Contd.)

NOTE 16 – EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	06.30.2018	06.30.2017
Income for the period, net accrued dividends	172,489,200	1,354,975,856
Amount of common shares	258,517,299	258,517,299
Earnings per shares	0.6672	5.2413

NOTE 17- FINANCIAL RISK MANAGEMENT

The Group is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

These Separate Condensed Individual Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the financial statements audited at December 31, 2017.

There have been no changes in the risk management policies since the last yearly closing.

29

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Condensed Individual Financial Statements

At June 30, 2018 presented in comparative format

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission

General issues about the activity of the Society

1. Specific and significant legal regimes that imply declines or contingent re-births of benefits foreseen by said provisions.

They do not exist.

2. Significant changes in the company's activities or other similar circumstances that occurred during the years included in the financial statements that affect their comparability with those presented in previous years, or that could affect it with those that will be presented in future periods.

See Note 2 to these financial statements.

3. Classification of the balances of credits and debts in the following categories:

a) Due date, with subtotals for each of the four (4) last quarters and for each previous year;

b) Without established deadline;

c) To expire, with subtotals for each of the first four (4) quarters and for each subsequent year.

		Due dates					Without established
Item	Past due	1st Q	2nd Q	3rd Q	4th Q	Beyond 4th Q	term	Total
	$
RECEIVABLES
Trade receivables	103,639,436	1,325,414,896	657,774	-	-	-	-	1,429,712,106
Other receivables	-	370,477,259	1,473,396	1,473,396	295,881,095	2,970,849,245	25,513,679	3,665,668,068
	103,639,436	1,695,892,155	2,131,170	1,473,396	295,881,095	2,970,849,245	25,513,679	5,095,380,174

DEBTS
Specific allocation of income to be paid E.N.A.	-	211,658,012	-	-	-	-	-	211,658,012
Accounts payable and other	13,897,848	1,387,064,417	8,053,563	7,713,904	7,713,904	104,190,609	325,520,482	1,854,154,727
Borrowings	-	173,444,669	17,997,481	11,047,724	374,362,994	11,121,123,465	-	11,697,976,333
Liability for income tax	-	-	-	-	-	-	-	-
Deferred tax	-	-	-	-	-	-	138,028,534	138,028,534
Provisions and other charges	-	202,353,014	17,388,479	16,920,906	16,719,264	54,169,013	84,670,703	392,221,379
	13,897,848	1,974,520,112	43,439,523	35,682,534	398,796,162	11,279,483,087	548,219,719	14,294,038,985

30

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Condensed Individual Financial Statements

At June 30, 2018 presented in comparative format

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission

General issues about the activity of the Society (Contd.)

4. Classification of receivables and debts, in a way that allows to know the financial effects produced by its maintenance. It should enable the identification of:

a) Accounts in national currency, in foreign currency and in kind:

	Credits	Debts (1)
	Thousands of $
In national currency	4,027,108	2,371,434
In foreign currency
American dollars	1,068,272	11,779,080
Euros	-	20,935
Total	5,095,380	14,171,449

(1) Does not include deferred profits or additional consideration of permit holders.

b) Balances subject to adjustment clauses and those that are not;

See note 11 to the present Financial Statements.

c) Balances that accrue interest and those that do not.

See note 6 to the present Financial Statements.

31

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Condensed Individual Financial Statements

At June 30, 2018 presented in comparative format

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission

General issues about the activity of the Society (Contd.)

5. Detail of the percentage of participation in Companies of Article 33 of Law No. 19,550 in the capital and in the total number of votes. In addition, debit balances and / or creditors by company and segregated as provided in points 3 and 4 above.

Shareholders	Shareholders Number, Type and Nominal Value of Shares	Class of shares	% share in ordinary capital	% participation in total votes	% share in preferred capital
Societá per Azioni Esercizi Aeroportuali S.E.A.	21,973,747 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class A	8.50%	8.50%
Corporación América Sudamericana S.A.	76,908,114 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class B	29.75%	29.75%
RIVA SAICFyA	2,197,375 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class B	0.85%	0.85%
Corporación América S.A.	61,526,492 class C shares and 57,131,742 ordinary class A shares with a par value of $ 1 each and entitled to one vote per share.	Class C & Class A	45.90%	45.90%
Estado Nacional Argentino	38,779,829 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class D	15%	15%
Estado Nacional Argentino	629,252,640 preferred shares with a par value of $ 1 each without the right to vote. Preferred shares will have the right to vote in the cases listed in Note 13.				100%

32

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Condensed Individual Financial Statements

At June 30, 2018 presented in comparative format

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission

Classification of balances with Companies of Art. 33 of Law N ° 19,550 in the following categories:

Credits:

Period	In thousands of pesos
1st Semester	2,909
Without established deadline	795
Total	3,705

Debts:

Period	In thousands of pesos
1st Semester	210,941
Without established deadline	2,532
Total	213,473

Classification of credits and debts, in a way that allows to know the financial effects of its maintenance. It should enable the identification of accounts in national currency, in foreign currency and in kind:

Receivables with Societies of Art. 33 of Law N ° 19,550

In thousands of
$
In national currency
Without adjustment clauses	3,705
3,705

Debts with Companies of Art. 33 of Law No. 19,550

In thousands of
$
In national currency
Without adjustment clauses	213,473
213,473

33

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Condensed Individual Financial Statements

At June 30, 2018 presented in comparative format

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission

Debts with Companies of Art. 33 of Law No. 19,550 (Cont.)

Also, see Note 7 to these financial statements.

Trade receivables or borrowings against directors, trustees, members of the supervisory board and their relatives up to and including the second degree. For each person it will be indicated the maximum balance during the year (expressed in closing currency), the balance at the date of the financial statement, the reason for the credit, the currency in which it was granted and the clauses for monetary update and interest rates applied.

They do not exist.

Physical inventory of inventories

Periodicity and scope of physical inventory of inventories. If there are assets of significant immobilization over time, for example more than one year, indicate their amount and if the corresponding provisions have been made.

They do not exist.

Current values

Sources of data used to calculate the current values used to value inventories, fixed assets and other significant assets. As an exception, the cost of the last purchase restated at the end of the fiscal year is admissible for inventories.

See Note 2 to the present Financial Statements.

Fixed assets

In the case of the existence of technically revalued use assets, indicate the method followed to calculate the reversal of the exercise of the "technical revaluation reserve" when part of it had been previously reduced to absorb losses.

They do not exist.

The total value recorded in the balance sheet of the unused useable assets must be reported.

They do not exist.

Participation in other companies

Participations in other companies in excess of what is allowed by article 31 of Law No. 19,550 and plans to regularize the situation.

They do not exist.

34

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Condensed Individual Financial Statements

At June 30, 2018 presented in comparative format

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission

Recoverable values

Criteria followed to determine the significant "recoverable values" of inventories, fixed assets and other assets, used as limits for their respective accounting valuations.

See note 2 to the present Financial Statements.

Insurance

Insurance that covers tangible assets. For each homogeneous group of assets, the risks covered, the sums insured and the corresponding book values will be recorded.

Risk covered	Amount insured		Residual book value
	Thousands of $
Fire	92,893,723	(1)	12,170,474
Vehicles	100,146	(2)	77,980
Machines and Equipment	309,131	(2)	268,237

(1) The amount insured includes real estate of third parties.

(2) The amount insured includes equipment owned by the Argentine Air Force and leased equipment.

See note 1 to the present financial statements.

Positive and negative contingencies

Elements considered to calculate the provisions with balances, considered individually or together,that exceed two percent (2%) of the equity.

Provision for Bad debts

It covers the risk of bad debts of accounts receivable and has been calculated taking into account a study of the possibility of collection of credits based on experience, credit policy and position, considering the amount estimated for such provision as reasonable and sufficient.

35

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Condensed Individual Financial Statements

At June 30, 2018 presented in comparative format

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission

Provision for Bad debts (Contd.)

Contingent situations at the date of the financial statements whose probability of occurrence is not remote and whose patrimonial effects have not been accounted for, indicating whether the lack of accounting is based on their probability of being specified or on difficulties in quantifying their effects.

See notes 2 to the present Financial Statements.

Irrevocable advances on account of future subscriptions

State of the procedure addressed to its capitalization.

They do not exist.

Cumulative unpaid dividends of preferred shares.

See note 9.

Conditions, circumstances or terms for the cessation of restrictions on the distribution of the unallocated results, including those that arise from the effect of the legal reserve to absorb final losses and are still pending reimbursement.

See notes 16 and 17.

36

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF SEPARATE CONDENSED INDIVIDUAL INTERIM

FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Suipacha 268 - Floor 12°

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Introduction

We have reviewed the accompanying separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. ("the Company") including the separate statement of financial position as at June 30, 2018, the separate statement of comprehensive income for the six and three months periods ended June 30, 2018 and the separate statements of changes in shareholders' equity and of cash flows for the six-month period then ended and the selected explanatory notes.

The balances and other information for the year 2017 and for its interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those statements.

Board Responsibility

The Company's Board of Directors is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and, added by the National Securities Commission (CNV) to its regulations, as issued by the International Accounting Standard Board (IASB) and thus, is responsible for the preparation and presentation of the separate condensed interim individual financial statements mentioned in the first paragraphs, in accordance with International Accountant Standard No. 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE, as approved by the International Auditing and Assurance Standard Board (IAASB). A review of interim financial information consists of making inquiries to the company personnel responsible for the preparation of the information included in the separate condensed individual interim financial statements and in the performance of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statements of comprehensive income and cash flows of the Company.

“Free translation from the original in Spanish for publication in Argentina”

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the separate condensed individual interim financial statements mentioned in the first paragraphs, have not been prepared, in all material respects, in accordance with International Accounting Standard (IAS) No. 34.

Emphasis of matter

Without qualified our conclusion, we draw attention to Note 2.1 to the separate condensed individual interim financial statements, which describes that the Company has restated the figures as of June 30, 2017.

Report on the compliance with current regulations

In accordance with current regulations, in connection with Aeropuertos Argentina 2000 S.A., we report that:

a)	the separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. have been transcribed into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the General Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. stem from accounting records kept, in all formal aspects in conformity with legal regulations;

c)	we have read the additional information to the Notes to the separate condensed individual interim financial statements required by Section 12, Chapter III, Title IV of the Regulations of the National Securities Commission, on which, insofar as concerns our field of competence, we have no observations to make;

d)	as of June 30, 2018, Aeropuertos Argentina 2000’s accrued debt with the Argentine Social Security System, which stems from the accounting records and liquidations of the Company, amounted to $68,674,203, which was not yet due at that date.

Autonomous City of Buenos Aires, August 7, 2018.

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Miguel A. Urus

2